HERDWHISTLE TECHNOLOGIES, INC.

December 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HerdWhistle Technologies Inc.
CIK 0001892858
Form 1-A filed December 3, 2021
File No. 024-11716

Ladies and Gentlemen:

On behalf of our Company, HerdWhistle Technologies Inc., (the “Company”), we are writing in response to that comment letter issued on December 8, 2021 in regards to our Form 1-A filed on December 3, 2021. We will be filing an amendment to include updated exhibits on December 15, 2021. Per our response below, no additional changes will be made.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Form 1-A filed December 3, 2021

General

1.	We note your response to our prior comment 1 and acknowledge that the guidance in Item (a)(2) of Part of F/S of Form 1-A allows you to prepare your financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. However, these financial statements must be audited in accordance with U.S. Generally Accepted Auditing Standards (US GAAS) or the standards of the Public Company Accounting Oversight Board (United States) as required by Item (c )(1)(iii) of Part F/S of Form 1-A. We note that your IFRS financial statements included in the filing are audited in accordance with Canadian Generally Accepted Auditing Standards (Canadian GAAS), and we therefore reissue our comment. Please revise the filing to include financial statements that comply with the audit requirements of Item (c )(1)(iii) of Part F/S of Form 1-A.

The requested amendments have been made to the financial statements, which are included in the updated exhibits filed with Amendment No. 2.

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HERDWHISTLE TECHNOLOGIES, INC.

2.	In addition, we note that the opinion paragraph of the audit report currently included in the filing refers to the financial position of the company as of January 21, 2021 instead of the January 31, 2021 date of the balance sheet presented. Further, your auditor opines on the results of operations for the periods then ended, although you do not present statements of operations or statements of cash flows for these periods. Please have your auditor address these inconsistencies in its revised report and also ensure that the wording and format of its report comply with the US GAAS requirements or the standards of the Public Company Accounting Oversight Board (United States).

The error on dating stated above has been revised as part of the updated exhibits filed with Amendment No. 2. In regards to statements of operations or statements of cash flows, we direct you to note 3 on the updated financial statements forming part of the updated exhibits filed with Amendment No. 2. This note states, “These financial statements do not include statements of operations or cash flows as they would not provide any additional information.” There were no operations or items affecting cash flows in the reporting periods ended January 31, 2021 and September 30, 2021, and thus the auditors are not able to provide anything further as there is no information to provide.

3.	Lastly, we note from pages 19 and 20 and elsewhere in the filing that the company appears to have incurred operating costs during the reported periods. For example, we note that the company currently had employees, hired consultants and entered into an agreement relating to its office space. Consistent with the guidance in IAS 1, please revise your financial statements to present statements of comprehensive income, cash flows, and changes in stockholders’ equity for each of the periods presented, or explain to us in detail why a complete set of financial statements would not be meaningful to an investor in this offering.

There are no operating costs incurred during the reporting periods. All of the matters spoken to directly above have occurred subsequent to the reporting periods in question, those being the periods ended January 31, 2021 and September 30, 2021. Further, included in the updated exhibits forming part of Amendment No. 2., which we hope will provide further comfort, the auditor’s report is dated December 14, 2021, whereby the auditors have performed subsequent event testing from the reported period ended September 30, 2021 to December 14, 2021 and have been satisfied that nothing further need be disclosed or added to the reporting periods in question. Following the auditors subsequent event testing they are satisfied that no additional items are appropriate for disclosure for the reporting periods in question.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (561)484-7172.

Very truly yours,

/s/ Patrick Charest
Patrick Charest, President
HerdWhistle Technologies Inc.

cc:	William R. Eilers, Esq.

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